CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.25% Senior Notes due February 1, 2013	$3,625,830	$258.52

(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 42 dated July 28, 2010

(To the Prospectus dated March 31, 2009, as supplemented

by the Prospectus Supplement dated April 21, 2009 and the

Prospectus Supplement No. 2 dated September 14, 2009)

Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-158319

ZIONS BANCORPORATION

$3,627,000

4.25% Senior Medium-Term Notes due February 1, 2013

Pricing Supplement No. 42

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due February 1, 2013 (the “Notes”).

CUSIP:	98970EBG3

Aggregate Principal Amount:	$3,627,000 (of which $500,000 was sold pursuant to the auction, 241,000 was sold pursuant to the “Buy Today” feature and $2,886,000 was sold under the distribution agreement with Zions Direct)

Auction Agent Fee:	0.350% of Principal Amount sold pursuant to auction and “Buy Today” feature ($2,594)

Distribution Agent Fee:	0.350% of Principal Amount sold under the distribution agreement ($10,101)

Net Proceeds:	$3,612,877

Settlement Date:	August 2, 2010

Coupon:	4.25%

Final Auction Price:	99.766%

Final “Buy Today” and Distribution Price to Public:	100.00%

Issue Price for Tax Purposes:	100.00%

Maturity:	February 1, 2013

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated April 21, 2009 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$3,627,000

4.25% Senior Medium-Term Notes due February 1, 2013

Pricing Supplement No. 42 (continued)

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future

Interest Payment Dates:	Interest will be paid semiannually on February 1 and August 1, beginning on February 1, 2011, to holders of record as of the preceding January 15 and July 15, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Auction / Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on August 2, 2010, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

Additional Incorporation by Reference

This pricing supplement contains selected information about the Notes subject to further description in the prospectus dated March 31, 2009, the prospectus supplement dated April 21, 2009 and the and the prospectus supplement dated September 14, 2009. As described on page iii of the prospectus supplement dated April 21, 2009, the Securities Exchange Commission (the “SEC”) allows Zions Bancorporation to “incorporate by reference” information into the prospectus and prospectus supplements. This means that Zions Bancorporation can disclose important information to you by referring you to another document that Zions Bancorporation has filed separately with the SEC that contains that information. The information incorporated by reference is considered to be part of the prospectus and prospectus supplements. In addition to the filings incorporated by reference on page iii of the prospectus supplement dated April 21, 2009, Zions Bancorporation incorporates by reference the Zions Bancorporation Current Report on Form 8-K furnished to the SEC on July 19, 2010.